UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Donaldson Company, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	1-7897	41-0222640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

1400 West 94th Street Minneapolis, Minnesota 55431
(Address of principal executive offices)	(Zip code)

Amy Becker	952-887-3984
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

1. Introduction

Founded in 1915, Donaldson Company, Inc. (the Company or Donaldson) is a global leader in technology-led filtration products and solutions, serving a broad range of industries and advanced markets. Donaldson’s diverse and skilled employees at approximately 150 locations on six continents, 77 of which are manufacturing and/or distribution centers, partner with customers — from small business owners to the world’s largest original equipment manufacturer (OEM) brands — to solve complex filtration challenges. Customers choose Donaldson’s filtration solutions due to their stringent performance requirements and need for reliability.

The Company’s reportable segments are Mobile Solutions, Industrial Solutions and Life Sciences.

The Mobile Solutions segment is organized based on a combination of customers and products and consists of the Off-Road, On-Road and Aftermarket business units. Within these business units, products consist of replacement filters for both air and liquid filtration applications and filtration housings for new equipment production and systems related to exhaust and emissions. Applications include air filtration systems, fuel, lube and hydraulic systems, emissions systems and sensors, indicators and monitoring systems. Mobile Solutions sells to OEMs in the construction, mining, agriculture and transportation end markets and to independent distributors and OEM dealer networks.

The Industrial Solutions segment is organized based on product type and consists of Industrial Air Filtration, Industrial Gasses, Industrial Hydraulics, Power Generation and Aerospace and Defense products. These products are further organized by the Industrial Filtration Solutions and Aerospace and Defense business units. Within our industrial portfolio, Donaldson provides the widest product offering in the market to industrial customers consisting of equipment, ancillary components, replacement parts, performance monitoring and service globally, that cost-effectively enhances productivity and manufacturing efficiency. Industrial Air Filtration, Industrial Gasses and Industrial Hydraulics products consist of dust, fume and mist collectors, compressed air and industrial gasses purification systems, hydraulic and lubricated rotating filtration applications as well as gas and liquid filtration for industrial processes. Power Generation products consist of air inlet systems and filtration sold to gas compression, power generation and natural gas liquification industries. Aerospace and Defense products consist of air, fuel, lubrication and hydraulic filtration for fixed-wing and rotorcraft aerospace applications and ground defense vehicle and naval platforms. Industrial Solutions businesses sell through multiple channels which include OEMs, distributors and direct-to-consumer in some markets.

The Life Sciences segment is organized by end market and consists of the Bioprocessing Equipment and Consumables, Food and Beverage, Vehicle Electrification and Medical Device, Microelectronics and Disk Drive markets. Within these markets, products consist of micro-environment gas and liquid filtration for food and beverage and industrial processes, bioprocessing equipment, including bioreactors and fermenters, bioprocessing consumables including chromatography devices, reagents and filters, polytetrafluoroethylene membrane-based products, as well as specialized air and gas filtration systems for applications including hard disk drives, semiconductor manufacturing, sensors, battery systems and powertrain components. Life Sciences primarily sells to large OEMs and directly to various end users requiring cell growth, separation, purification, high purity filtration and device protection.

The Company manufactures and contracts to manufacture products containing certain minerals and their derivatives, generally described as tantalum, tin, tungsten, and gold (Conflict Minerals). Conflict Minerals were identified in products from all of the Company’s reporting segments, Mobile Solutions, Industrial Solutions and Life Sciences.

As these materials are necessary to the Company’s products, the Company will continue to work with its supply chain partners to take reasonable steps to assure Conflict Minerals are not sourced by the Company or its supply chain partners in a way that would directly or indirectly benefit armed groups responsible for serious human rights abuses in the Democratic Republic of the Congo or adjoining countries (Covered Countries).

2. Conflict Minerals Disclosures

The Company has determined in good faith that during 2024

a)	The Company manufactured and contracted to manufacture products for which Conflict Minerals (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)	Based on a reasonable country of origin inquiry (RCOI) and subsequent due diligence, the Company is unable to exclude the possibility that its products contained Conflict Minerals that originated in the Covered Countries and were not from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Form Specialized Disclosure (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at: https://ir.donaldson.com/financials/sec-filings/default.aspx

3. Reasonable Country of Origin Inquiry Description

To implement the RCOI, the Company’s first-tier suppliers were engaged to collect information regarding the presence and sourcing of Conflict Minerals in the suppliers’ products. Information was collected and stored using an online platform provided by a third-party vendor. Suppliers were asked to submit the Responsible Business Alliance – RBA and Global e-Sustainability Initiative Conflict Minerals Reporting Template version 6.01 or higher. The data provided by suppliers was reviewed and analyzed.

4. Due Diligence

A description of the measures the Company took to exercise due diligence is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. Due diligence was performed on the source and chain of custody of the Company’s Conflict Minerals for which it knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above.

5. Exhibits

Exhibit 1.01 — Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Donaldson Company, Inc.
(Registrant)

By:	/s/ Bradley J. Pogalz	May 30, 2025
	Bradley J. Pogalz Chief Financial Officer	(Date)